UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D/A
Amendment No. 1
THE SECURITIES EXCHANGE ACT OF 1934

RFG Acquisition II, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

Granite Investor Group, Inc.
One Liberty Plaza, 35th Floor
New York, NY 10006
Attn: Jared Stamell
212-566-4047
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 16, 2011
(Date of Event which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section  of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.:  None

1)	NAME OF REPORTING PERSON

Granite Investor Group Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS

WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7)	SOLE VOTING POWER	2,500,000
NUMBER
OF SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER	2,500,000
PERSON
WITH
	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14)	TYPE OF REPORTING PERSON CO

1)	NAME OF REPORTING PERSON

Jared Stamell

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS

AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7)	SOLE VOTING POWER	0
NUMBER
OF SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	2,500,000(1)
OWNED BY
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER	0
PERSON
WITH
	10)	SHARED DISPOSITIVE POWER	2,500,000(1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14)	TYPE OF REPORTING PERSON IN

(1)
Represents the shares of common stock owned of record by Granite Investor Group, Inc. (“Granite”) and beneficially by Jared Stamell.  Mr. Stamell owns 24% of the issued and outstanding shares of common stock of Granite and therefore may be deemed to have voting and investment control over 24% of any securities of the Issuer owned by Granite.

1)	NAME OF REPORTING PERSON

Barry F. Cohen

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS

AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7)	SOLE VOTING POWER	0
NUMBER
OF SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	2,500,000(1)
OWNED BY
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER	0
PERSON
WITH
	10)	SHARED DISPOSITIVE POWER	2,500,000(1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14)	TYPE OF REPORTING PERSON IN

(1)
Represents the shares of common stock owned of record by Granite Investor Group, Inc. and beneficially by Barry Cohen.  Mr. Cohen owns 66% of the issued and outstanding shares of common stock of Granite and therefore may be deemed to have voting and investment control over 66% of any securities of the Issuer owned by Granite.

1)	NAME OF REPORTING PERSON

Nikhil Stahl

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS

AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7)	SOLE VOTING POWER	0
NUMBER
OF SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	2,500,000(1)
OWNED BY
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER	0
PERSON
WITH
	10)	SHARED DISPOSITIVE POWER	2,500,000(1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14)	TYPE OF REPORTING PERSON IN

(1)
Represents 10% of the shares of Common Stock owned of record by Granite and beneficially by Nikhil Shah. Mr. Shah owns 10% of the issued and outstanding shares of common stock of Granite and therefore may be deemed to have voting and investment control over 10% of any securities of the Issuer owned by Granite.

Item 1.  Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on  May 27, 2011, relates  to the common stock, par value $0.0001 per share (the "Common Stock") of RFG Acquisition II, Inc., with an address at c/o Granite Investor Group, Inc.,  One Liberty Plaza, 35th Floor, New York, NY 10006.

Item 2.  Identity and Background.

(a)
The names of the reporting persons are Granite Investor Group Inc., a Delaware corporation (“Granite”), Barry F. Cohen, Jared Stamell and Nikhil Stahl (each a "Reporting Person" and collectively with Granite, the “Reporting Persons”).

(b)	The business address of Granite, Mr. Cohen and Mr. Stamell is One Liberty Plaza, 35th Floor, New York, NY 10006.The business address of Mr. Stahl is 5673 Peachtree-Dunwoody Rod, N.E., Suite 910.

(c)	Granite is in the business of investing in, organizing and owning businesses that provide medical products and services.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Barry Cohen, Jared Stamell and Nikhil Stahl are each citizens of the U.S.A. Granite is incorporated in the state of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

 On September 16, 2011, the Granite purchased an aggregate of 2,500,000 shares of Common Stock of the Company for an aggregate purchase price equal to $25,000, pursuant to the terms of a Purchase Agreement, dated September 16, 2011 (the “Purchase Agreement”) in connection with the exercise of an option to purchase such number of shares of the Issuer’s Common Stock as shall be required to obtain control of the Issuer.

Barry Cohen is the President and Chief Executive officer of Granite and owns 66% of the outstanding securities of Granite.  Jared Stamell is the Secretary, Treasurer and General Council to Granite and owns 24% of the outstanding securities of Granite. Nikhil L. Stahl owns 10% of the outstanding securities of Granite.  Each of Mr. Cohen, Mr. Stamell and Mr. Stahl, share voting and investment control over the shares of Common Stock of the Issuer owned of record by Granite.

Item 4.  Purpose of Transaction.

The purpose of the transaction was for Granite to acquire control of the Issuer, resulting in a change in control of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date of this filing, the Reporting Persons beneficially own an aggregate of 2,500,000 shares of Common Stock (the “Shares”) of the Issuer.

(b)  As of the date of this filing, the Reporting Persons have the sole right to vote and dispose, or direct the deposition of the Shares.

(c)  On May 16, 2011, the Reporting Persons acquired an option to purchase such number of shares of Common Stock required to obtain control of the Issuer for an aggregate purchase price equal to $25,000 (the “Purchase Price”).

On September 16, 2011, in connection with the exercise of the option, the Reporting Persons acquired the Shares the Purchase Price pursuant to the terms of the Purchase Agreement.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Controlling Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure included in Item 3 above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

99.1    Joint Filing Agreement
99.2    Purchase Agreement, dated  September 16, 2011*

*Incorporated herein by reference to the Issuer’s Form 8-K filed on September 22, 2011.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2011

Granite Investor Group, Inc.

By:	/s/ Jared Stamell
Jared Stamell
Secretary and Treasurer

/s/ Jared Stamell
Jared Stamell

/s/ Barry F. Cohen
Barry F. Cohen

/s/ Nikhil L. Shah
Nikhil L. Shah

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of RFG Acquisition II, Inc., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 22, 2011.

Granite Investor Group, Inc.

By:	/s/ Jared Stamell
Jared Stamell
Secretary and Treasurer

/s/ Jared Stamell
Jared Stamell

/s/ Barry F. Cohen
Barry F. Cohen

/s/ Nikhil L. Shah
Nikhil L. Shah